Exhibit 99.1

Cyber Security Customer Selects Silicom Edge

Devices for Multiple Use Cases

– Total business with the customer expected to exceed $10M in 2027 –

KFAR SAVA, Israel – November 4, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced a significant expansion of its relationship with a long-standing cyber security customer. Underscoring cyber security’s role as Silicom’s largest market - now accounting for approximately one-third of the company's total revenues - this expansion marks Silicom's fifth cyber security win out of nine total wins so far in 2026. Building on a proven track record together, the customer has selected Silicom’s edge devices for multiple additional use cases, and as a result, Silicom expects its total business with this customer to exceed $10 million in 2027.

“This is a concrete demonstration of how long-term, trusted relationships translate into growing revenues from existing customers,” commented Liron Eizenman, Silicom’s CEO. “We began working with this cyber security leader four years ago and have since found additional use cases for our products, including, most recently, the introduction of 5G connectivity. We are proud of the trust this customer places in Silicom as we look forward to scaling these new use cases together.”

Mr. Eizenman continued, “Our experience is that when a customer sees what our products can do in one deployment, it comes back with more use cases. This gives us a solid, predictable base of recurring revenues from which we continue to grow, both by increasing revenues from existing customers, as in this case, and by winning new ones. We take pride in serving as a go-to connectivity and performance partner for industry leaders. In fact, we are already exploring further products and use cases with this customer, and we believe we can increase our business with it even further in the years to come.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

These factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com